Mail Stop 3010

March 9, 2010

<u>VIA U.S. MAIL and Fax (540) 437 - 1686</u>

John T. Carson
President
New Media Lottery Services, Inc.
1400 Technology Drive
Harrisonburg, VA 22802

     Re: **New Media Lottery Services, Inc.**
             Form 10-K for Fiscal Year Ended
             April 30, 2009
             Filed August 13, 2009
             Form 10-Q for Quarterly Period Ended
             October 31, 2009
             Filed December 21, 2009
             File No. 000-49884

Dear Mr. Carson:

We issued comments to you on the above captioned filing on February 4, 2010**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by March 23, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by March 23, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Jennifer Monick, Senior Staff Accountant at (202) 551-3295, or the undersigned at (202) 551-3438 if you have questions.

Sincerely,

Robert Telewicz
Senior Staff Accountant